UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 31, 2023	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SHAREHOLDERS APPROVE CASH DIVIDEND DISTRIBUTION OF NT$2.30 PER COMMON SHARE OR APPROXIMATELY US$1.50 PER ADS

Hsinchu, Taiwan, May 31, 2023 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), announced its shareholders have approved a cash dividend distribution of NT$2.30 per common share or approximately US$1.50 per ADS at the Company’s AGM on May 30, 2023. The dividend, which the Company’s Board previously declared on February 23, 2023, will be distributed from earnings. The Company has submitted a dividend/distribution form to NASDAQ, as notification of the below actions for the Company’s American Depositary Shares (“ADRs”).

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Type of Distribution: Cash Dividend
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Declaration Date: May 30, 2023
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Ex-Dividend Date: June 29, 2023
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ADR Dividend Record Date: June 30, 2023
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ADR Dividend Distribution Date: July 27, 2023
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ADR books will be closed from June 28 to July 5, 2023
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The final dividend amount to be distributed in U.S. dollars will be determined by the Depositary, Citibank, N.A., once it receives the distribution from the Company, which is expected to be on July 20, 2023, converts the amount from New Taiwan Dollars into U.S. Dollars and deducts appropriate taxes and fees.

Questions regarding the dividend distribution may be directed to Citibank, N.A.’s Tiffany Ma (Tel: +1-973-461-5734 or tiffany.ma@citi.com).

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.